STONE RIDGE ASSET MANAGEMENT LLC

January 28, 2015

To the Trustees of:
Stone Ridge Trust III
405 Lexington Avenue, 55th Floor
New York, NY 10174

Re:  Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Stone Ridge Asset Management LLC (the “Adviser”) with Stone Ridge Trust III (the “Trust”), on behalf of its series Stone Ridge All Asset Variance Risk Premium Fund (the “Fund”) on this 28th day of January, 2015, we hereby notify you as follows:

     1.           Through March 31, 2016, the Adviser agrees to pay or otherwise bear operating and other expenses of the Fund (excluding brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees, taxes, litigation and indemnification expenses, judgments, and extraordinary expenses not incurred in the ordinary course of the Fund’s business) solely to the extent necessary to limit the total annualized expenses of the Fund to 2.60% of the average annual net assets (on an annualized basis) of the Fund.

     2.           The Adviser shall be permitted to recover expenses attributable to the Fund that the Adviser has borne (whether through reduction of its management fee or otherwise) in later periods to the extent that the expenses for the Fund fall below the annual rate set forth above; provided, however, that the Fund is not obligated to pay any such deferred, waived or reimbursed fees or expenses under this agreement more than three years after the end of the fiscal year in which the Adviser waived a fee or reimbursed an expense.  Any such recovery by the Adviser will not cause the Fund to exceed the annual limitation rate in effect during the period in which the Adviser waived such fee or reimbursed such expense.  For the avoidance of doubt, the Adviser’s ability to recover expenses under this Agreement shall continue for the above-referenced three-year period but any addition of a reimbursement expense to the Fund shall occur only (a) if the Fund is at that time operating below the limitation rate that was previously in effect under this Agreement at the time of the waiver or reimbursement by the Adviser and (b) if the addition of such reimbursement expense does not cause the expenses of the Fund to exceed the limitation rate set out in this Agreement.

    3.           During the periods covered by this Agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)).

    4.           We understand and intend that the Fund will rely on this undertaking in preparing and filing Pre- and Post-Effective Amendments to the registration statement on Form N-2 for the Trust and the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit the Fund to do so.

Very truly yours,

STONE RIDGE ASSET MANAGEMENT LLC

By: /s/ Ross Stevens
Name: Ross Stevens
Title: Managing Member

ACCEPTED AND AGREED TO ON BEHALF OF:
Stone Ridge Trust, on behalf of its series, Stone Ridge All Asset Variance Risk Premium Fund

By:     /s/ Jane Korach
           Name: Jane Korach
           Title: Secretary

Stone Ridge All Asset Variance Risk Premium Fund Expense Limitation Agreement Signature Page